Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

EURONEXT LONDON

EURONEXT PARIS

November 17, 2017

Dear Sirs / Madam,

Sub:	Letter of offer, tender forms and schedule of activities for the buyback offer

This is to inform you that the Company has, through letter dated November 16, 2017 (the “Observation Letter”), received observations from Securities and Exchange Board of India on the Draft Letter of Offer for the Buyback dated October 17, 2017. In accordance with Regulation 9(2) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, the Company will dispatch the Letter of Offer along with the tender forms for the Buyback to eligible shareholders appearing on the record date of November 1, 2017, on or before November 23, 2017. In this connection please find enclosed the letter of offer and tender forms to be dispatched which will also be available on the website of the Company at https://www.infosys.com/investors/news-events/events/Pages/share-buy-back.aspx. You are requested to take note of the following schedule of activities in relation to the Buyback:

Buyback Opens on	November 30, 2017	Thursday

Buyback Closes on	December 14, 2017	Thursday

Last date of receipt of completed Tender Forms and other specified documents including physical share certificates by the RTA	December 18, 2017	Monday

Last date of Settlement of bids on the Stock Exchange*	December 26, 2017	Tuesday

* Such activity may happen on or before the respective last dates

This is for your information and records.

Yours sincerely,

For Infosys Limited /s/ A.G.S. Manikantha A.G.S. Manikantha Company Secretary

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bangaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com